Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-135006

September 6, 2007

WELLS FARGO & COMPANY

$250,000,000 5.30% Notes Due August 26, 2011

Issuer:	Wells Fargo & Company

Title of Securities:	5.30% Notes Due August 26, 2011

Note Type:	Senior unsecured

Trade Date:	September 6, 2007

Settlement Date (T+5):	September 13, 2007

Maturity Date:	August 26, 2011

Interest Rate:	5.30% per annum

Interest Payment Dates:	February 26 and August 26, commencing February 26, 2008, and at maturity

Aggregate Principal Amount Offered:	$250,000,000

The Notes form a part of the series of Wells Fargo & Company’s 5.30% Notes Due August 26, 2011 and have the same terms as the other fixed rate notes of this series issued by Wells Fargo & Company on August 29, 2006 pursuant to a prospectus supplement dated August 22, 2006 which, together with the prospectus dated June 19, 2006, was filed with the Securities and Exchange Commission on August 24, 2006. The Notes will have the same CUSIP number as those other fixed rate notes, will trade interchangeably with those other fixed rate notes immediately upon settlement and will increase the aggregate principal amount of the series of the 5.30% Notes due August 26, 2011 to $1,500,000,000.

Price to Public (Issue Price):	100.078%, plus accrued interest, totaling $625,694.44 from August 26, 2007 (the last preceding interest payment date for the 5.30% Notes Due August 26, 2011) through September 13, 2007, the date Wells Fargo & Company expects to deliver the Notes, and additional accrued interest, if any, from September 13, 2007 (the “Accrued Interest”).

Underwriting Discount
(Gross Spread):	0.12%

All-in Price (Net of Underwriting Discount):	99.958%, plus the Accrued Interest

Net Proceeds:	$250,520,694.44

Benchmark:	UST 4.125% due August 31, 2012

Benchmark Yield:	4.177%

Spread to Benchmark:	110 basis points

Re-Offer Yield:	5.277%

Certain U.S. Federal
Income Tax Consequences:	Pursuant to U.S. Treasury regulations, the issuance of the Notes will be treated as a “qualified reopening” of the 5.30% Notes Due August 26, 2011 with an original issuance date of August 29, 2006 (the “Original Notes”). Therefore, for purposes of the rules governing original issue discount, the Notes will have the same issue date, issue price and adjusted issue price as the Original Notes. See “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Original Issue Discount” in the prospectus referred to above. The price to public for the Notes will also reflect interest accrued from August 26, 2007 (the “pre-issuance accrued interest”), which will be included in the accrued interest to be paid on the first interest payment date on February 26, 2008. In accordance with U.S. Treasury regulations, for purposes of the rules governing original issue discount, Wells Fargo & Company will exclude the pre-issuance accrued interest from the issue price of the Notes. In accordance with this treatment, holders must treat a corresponding portion of the interest payable on the first interest payment date as a return of the excluded pre-issuance accrued interest, rather than as an amount payable on the Notes.

Listing:	None

Underwriter:	Citigroup Global Markets Inc.

Underwriting:	The underwriting agreement provides that the underwriter is obligated to purchase all of the Notes if any are purchased. The underwriting agreement may be terminated by the underwriter prior to issuance of the Notes in certain circumstances.

Wells Fargo & Company has agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act.

If the Notes are not sold at the initial offering price, the underwriter may change the offering price and other selling terms.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.